UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of                     June                    , 20 06
Perusahaan Perseroan (Persero)
PT TELEKOMUNIKASI INDONESIA

(Translation of registrant’s name into English)
Jalan Japati No. 1 Bandung-40133 INDONESIA

(Address of principal executive office)
[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F     Form 20-F ☑     Form 40-F ☐
[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934                    Yes ☐     No ☑
[If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Perusahaan Perseroan (Persero) PT TELEKOMUNIKASI INDONESIA

(Registrant)
Date	June 8, 2006	By:	/s/ Hartono

(Signature) Hartono Acting Vice President Investor Relation & Corporate Secretary

PRESS RELEASE
No. TEL.255/PR000/COM-00/2006
TELKOM FILED ITS YEAR END 2005 AUDITED RESULT TO BAPEPAM
Jakarta, June 8, 2005 — Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk. (“TELKOM” or the “Company”) filed its audited consolidated year end 2005 to BAPEPAM (Capital Market Supervisory Agency) and the Stock Exchanges.
Copies of both balance sheets and income statements are attached to this Press Release.
TELKOM is the principal provider of fixed-line services in Indonesia. TELKOM’s majority-owned subsidiary Telkomsel is also the largest Indonesian mobile cellular operator, as measured by subscribers and revenues. The Company also provides a wide range of other telecommunications services including interconnection, network, data and internet services, and other telecommunications services. TELKOM’s shares are listed in the Jakarta and Surabaya Stock Exchange (JSX/SSX: TLKM) and its American depository Shares are listed in the New York Stock Exchange (NYSE:TLK) and London Stock Exchange (LSE:TKIA)

HARTONO

Acting VP Investor Relations and Corporate Secretary
For further information, please contact:
Investor Relations Unit
PT TELEKOMUNIKASI INDONESIA, Tbk
Tel: 62-21-5215109
Fax: 61-21-5220500
Email: investor@telkom.co.id
Website: www.telkom-indonesia.com

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2004 AND 2005
(Figures in tables are presented in millions of Rupiah and thousands of United States Dollars)

		2004	2005
	Notes	Rp	Rp	US$ (Note 3)
		(As restated)
ASSETS

CURRENT ASSETS
Cash and cash equivalents	2c,2f,6,45	4,856,123	5,374,684	546,763
Temporary investments	2c,2g,45	19,949	22,064	2,245
Trade accounts receivable	2c,2h,7,45
Related parties — net of allowance for doubtful accounts of Rp64,928 million in 2004 and Rp84,275 million in 2005		419,104	530,370	53,954
Third parties — net of allowance for doubtful accounts of Rp457,138 million in 2004 and Rp601,393 million in 2005		2,899,999	3,047,539	310,024
Other accounts receivable — net of allowance for doubtful accounts of Rp9,236 million in 2004 and Rp4,402 million in 2005	2c,2h,45	55,769	153,247	15,589
Inventories — net of allowance for obsolescence of Rp54,733 million in 2004 and Rp48,347 million in 2005	2i,8	203,085	220,327	22,413
Prepaid expenses	2c,2j,9,45	628,069	777,869	79,132
Prepaid taxes	39a	77,228	18,913	1,924
Other current assets	2c,10,45	44,608	159,537	16,230

Total Current Assets		9,203,934	10,304,550	1,048,274

NON-CURRENT ASSETS
Long-term investments — net	2g,11	82,613	101,400	10,315
Property, plant and equipment — net of accumulated depreciation of Rp29,297,163 million in 2004 and Rp37,092,663 million in 2005	2k,2l,12	39,572,099	45,643,243	4,643,260
Property, plant and equipment under revenue-sharing arrangements — net of accumulated depreciation of Rp694,570 million in 2004 and Rp458,234 million in 2005	2m,13,48	499,127	549,405	55,891
Prepaid pension benefit costs	2q,42	1,362	640	65
Advances and other non-current assets	2c,14,45	1,372,351	946,037	96,240
Goodwill and other intangible assets — net of accumulated amortization of Rp1,846,034 million in 2004 and Rp2,764,187 million in 2005	1c,2d,15	5,411,425	4,493,272	457,098
Escrow accounts	16,45	36,281	132,497	13,479

Total Non-current Assets		46,975,258	51,866,494	5,276,348

TOTAL ASSETS		56,179,192	62,171,044	6,324,622

See accompanying notes to consolidated financial statements, which form an integral part of the consolidated financial statements.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS (continued)
AS OF DECEMBER 31, 2004 AND 2005
(Figures in tables are presented in millions of Rupiah and thousands of United States Dollars)

		2004	2005
	Notes	Rp	Rp	US$ (Note 3)
		(As restated)
LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES
Trade accounts payable	2c,17,45
Related parties		643,094	1,014,389	103,193
Third parties		3,611,456	4,281,285	435,533
Other accounts payable		5,073	6,677	679
Taxes payable	2r,39b	1,592,479	2,469,765	251,248
Dividends payable		62,689	3,276	333
Accrued expenses	2c,18,45	1,051,366	1,521,247	154,756
Unearned income	19	1,030,000	1,592,718	162,026
Advances from customers and suppliers		278,430	223,086	22,694
Short-term bank loans	2c,20,45	1,101,633	173,800	17,681
Current maturities of long-term liabilities	2c,21,45	2,300,822	2,226,925	226,544

Total Current Liabilities		11,677,042	13,513,168	1,374,687

NON-CURRENT LIABILITIES
Deferred tax liabilities — net	2r,39e	2,927,567	2,391,810	243,317
Unearned income on revenue-sharing arrangements	2m,13,48	360,332	425,484	43,284
Unearned initial investor payments under joint operation scheme	2n,47	20,453	7,311	744
Accrued long service awards	2c,2q,43,45	449,841	524,524	53,360
Accrued post-retirement health care benefits	2c,2q,44,45	2,983,707	3,048,021	310,073
Accrued pension and other post-retirement benefit costs	42	1,479,918	1,330,664	135,368
Long-term liabilities — net of current maturities
Two-step loans — related party	2c,22,45	5,363,283	4,760,199	484,252
Notes and bonds	23	2,331,465	1,456,669	148,186
Bank loans	2c,24,45	1,775,799	1,752,104	178,240
Liabilities of business acquisitions	25	3,743,317	3,127,959	318,205
Obligations under capital leases	2l,12	—	235,537	23,961

Total Non-current Liabilities		21,435,682	19,060,282	1,938,990

MINORITY INTEREST	26	4,938,432	6,305,193	641,423

STOCKHOLDERS’ EQUITY
Capital stock — Rp250 par value per Series A Dwiwarna share and Series B share
Authorized — one Series A Dwiwarna share and 79,999,999,999 Series B shares
Issued and fully paid — one Series A Dwiwarna share and 20,159,999,279 Series B shares	1b,27	5,040,000	5,040,000	512,716
Additional paid-in capital	28	1,073,333	1,073,333	109,190
Difference in value of restructuring transactions between entities under common control	29	(7,288,271)	90,000	9,156
Difference due to change of equity in associated companies	2g	385,595	385,595	39,226
Unrealized holding gain (loss) on available-for-sale securities	2g	884	(748)	(76)
Translation adjustment	2g	229,595	233,253	23,729
Retained earnings
Appropriated		1,680,813	1,803,397	183,458
Unappropriated		17,006,087	14,667,571	1,492,123

Total Stockholders’ Equity		18,128,036	23,292,401	2,369,522

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY		56,179,192	62,171,044	6,324,622

See accompanying notes to consolidated financial statements, which form an integral part of the consolidated financial statements.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2005
(Figures in tables are presented in millions of Rupiah and thousands of United States Dollars, except per share and per ADS data)

		2004	2005
	Notes	Rp	Rp	US$ (Note 3)
		(As restated)
OPERATING REVENUES
Telephone	2p,30
Fixed lines		10,645,021	10,781,252	1,096,770
Cellular		10,421,298	14,570,958	1,482,295
Interconnection	2p,31,45	6,187,981	7,742,084	787,598
Joint operation schemes	2n,32,47	656,614	588,647	59,883
Data and Internet	33	4,808,742	6,934,324	705,425
Network	34	654,309	586,636	59,678
Revenue-sharing arrangements	2m,35,48	280,576	302,282	30,751
Other telecommunications services		293,225	301,001	30,620

Total Operating Revenues		33,947,766	41,807,184	4,253,020

OPERATING EXPENSES
Personnel	36	4,909,965	6,563,047	667,655
Depreciation	2k,2l,2m,12,13	6,438,557	7,570,739	770,167
Write-down of assets	2k,12	—	616,768	62,743
Loss on procurement commitments	12	—	79,359	8,073
Operations, maintenance and telecommunication services	37	4,529,587	5,916,341	601,866
General and administrative	38	2,599,847	2,763,951	281,175
Marketing		881,930	1,126,229	114,571

Total Operating Expenses		19,359,886	24,636,434	2,506,250

OPERATING INCOME		14,587,880	17,170,750	1,746,770

OTHER INCOME (EXPENSES)
Interest income	45	317,941	344,686	35,065
Interest expense	45	(1,270,136)	(1,177,268)	(119,763)
Loss on foreign exchange — net	2e	(1,220,760)	(516,807)	(52,574)
Equity in net income of associated companies	2g,11	3,420	10,879	1,107
Others — net		331,050	409,184	41,626

Other income (expenses) — net		(1,838,485)	(929,326)	(94,539)

INCOME BEFORE TAX		12,749,395	16,241,424	1,652,231
TAX EXPENSE	2r,39c
Current tax		(4,267,111)	(5,719,644)	(581,856)
Deferred tax		88,585	535,757	54,502

		(4,178,526)	(5,183,887)	(527,354)

INCOME BEFORE MINORITY INTEREST IN NET INCOME OF SUBSIDIARIES		8,570,869	11,057,537	1,124,877

MINORITY INTEREST IN NET INCOME OF SUBSIDIARIES, net	26	(1,956,301)	(3,063,971)	(311,696)

NET INCOME		6,614,568	7,993,566	813,181

BASIC EARNINGS PER SHARE	2s,40
Net income per share		328.10	396.51	0.04

Net income per ADS (40 Series B shares per ADS)		13,124.14	15,860.25	1.61

See accompanying notes to consolidated financial statements, which form an integral part of the consolidated financial statements.

PERUSAHAAN PERSEROAN (PERSERO)
P.T.TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2005
(Figures in tables are presented in millions of Rupiah and thousands of United States Dollars)

				Difference in
				Value of
				Restructuring	Difference
				Transactions	Due to Change	Unrealized
			Additional	Between Entities	of Equity	Holding Gain				Total
		Capital	Paid-in	Under Common	in Associated	on Available-for-Sale	Translation	Retained Earnings		Stockholders’
Description	Notes	Stock	Capital	Control	Companies	Securities	Adjustment	Appropriated	Unappropriated	Equity
		Rp	Rp	Rp	Rp	Rp	Rp	Rp	Rp	Rp
Balance as of January 1, 2004		5,040,000	1,073,333	(7,288,271)	385,595	—	224,232	1,559,068	16,318,920	17,312,877

Cumulative effect due to change in method of accounting for employee benefits, net of tax effect of Rp600,059 million	2q,4	—	—	—	—	—	—	—	(2,618,665)	(2,618,665)

Balance as of January 1, 2004, as restated		5,040,000	1,073,333	(7,288,271)	385,595	—	224,232	1,559,068	13,700,255	14,694,212

Unrealized holding gain on available-for-sale securities	2g	—	—	—	—	884	—	—	—	884

Foreign currency translation of CSM	2g,11	—	—	—	—	—	5,363	—	—	5,363

Resolved during the Annual General Meeting of the Stockholders on July 30, 2004
Declaration of cash dividends	41	—	—	—	—	—	—	—	(3,043,614)	(3,043,614)
Appropriation for general reserve	41	—	—	—	—	—	—	121,745	(121,745)	—

Declaration of interim cash dividends		—	—	—	—	—	—	—	(143,377)	(143,377)

Net income for the year		—	—	—	—	—	—	—	6,614,568	6,614,568

Balance as of December 31, 2004, as restated		5,040,000	1,073,333	(7,288,271)	385,595	884	229,595	1,680,813	17,006,087	18,128,036

See accompanying notes to consolidated financial statements, which form an integral part of the consolidated financial statements.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (continued)
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2005
(Figures in tables are presented in millions of Rupiah and thousands of United States Dollars)

				Difference in
				Value of
				Restructuring	Difference
				Transactions	Due to Change	Unrealized
			Additional	Between Entities	of Equity	Holding Gain (Loss)				Total
		Capital	Paid-in	Under Common	in Associated	on Available-for-Sale	Translation	Retained Earnings		Stockholders’
Description	Notes	Stock	Capital	Control	Companies	Securities	Adjustment	Appropriated	Unappropriated	Equity
		Rp	Rp	Rp	Rp	Rp	Rp	Rp	Rp	Rp
Balance as of January 1, 2005, as restated		5,040,000	1,073,333	(7,288,271)	385,595	884	229,595	1,680,813	17,006,087	18,128,036

Change in method of accounting for restructuring transactions between entities under common control	4	—	—	7,288,271	—	—	—	—	(7,288,271)	—

Unrealized holding loss on available-for-sale securities	2g	—	—	—	—	(1,632)	—	—	—	(1,632)

Foreign currency translation of CSM	2g,11	—	—	—	—	—	3,658	—	—	3,658

Compensation for early termination of exclusive rights	29	—	—	90,000	—	—	—	—	—	90,000

Resolved during the Annual General Meeting of the Stockholders on June 24, 2005
Declaration of cash dividends	41	—	—	—	—	—	—	—	(2,921,227)	(2,921,227)
Appropriation for general reserve	41	—	—	—	—	—	—	122,584	(122,584)	—

Net income for the year		—	—	—	—	—	—	—	7,993,566	7,993,566

Balance as of December 31, 2005		5,040,000	1,073,333	90,000	385,595	(748)	233,253	1,803,397	14,667,571	23,292,401

See accompanying notes to consolidated financial statements, which form an integral part of the consolidated financial statements.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2005
(Figures in tables are presented in millions of Rupiah and thousands of United States Dollars)

	2004	2005
	Rp	Rp	US$ (Note 3)
CASH FLOWS FROM OPERATING ACTIVITIES
Cash receipts from operating revenues
Telephone
Fixed lines	10,084,558	10,668,915	1,085,342
Cellular	10,497,763	14,825,437	1,508,183
Interconnection — net	5,766,444	7,403,322	753,136
Joint operation schemes	547,487	614,652	62,528
Data and Internet	4,973,559	6,952,323	707,256
Other services	1,689,941	1,445,668	147,067

Total cash receipts from operating revenues	33,559,752	41,910,317	4,263,512
Cash payments for operating expenses	(12,270,643)	(14,954,742)	(1,521,337)

Cash generated from operations	21,289,109	26,955,575	2,742,175

Interest received	321,677	341,848	34,776
Income tax paid	(4,132,359)	(4,938,916)	(502,433)
Interest paid	(1,348,919)	(1,200,484)	(122,125)
Cash refund to customers and advances	(78,028)	(55,343)	(5,630)

Net Cash Provided by Operating Activities	16,051,480	21,102,680	2,146,763

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sale of temporary investments and maturity of time deposits	285,264	227,633	23,157
Purchase of temporary investments and placements in time deposits	(404,268)	(226,054)	(22,996)
Proceeds from sale of property, plant and equipment	67,196	84,621	8,608
Proceeds from insurance claim	—	27,580	2,806
Acquisition of property, plant and equipment	(8,568,862)	(12,106,930)	(1,231,631)
Payment of advances for the purchase of property, plant and equipment	(1,063,382)	(212,187)	(21,586)
Decrease in advances and others	123,026	874	89
Acquisition of businesses, net of cash acquired	(27,797)	(4,000)	(407)
Acquisition of long-term investments	(9,290)	(4,250)	(432)

Net Cash Used in Investing Activities	(9,598,113)	(12,212,713)	(1,242,392)

CASH FLOWS FROM FINANCING ACTIVITIES
Cash dividends paid	(3,129,225)	(2,980,640)	(303,219)
Cash dividends paid to minority shareholders of subsidiaries	(682,366)	(1,694,261)	(172,356)
Increase in escrow accounts	(1,341,546)	(96,216)	(9,788)
Proceeds from (repayments of) short-term borrowings	1,062,183	(994,709)	(101,191)
Payments for debt issuance cost	(2,394)	—	—
Proceeds from Medium-term Notes	1,080,000	—	—
Repayments of Medium-term Notes	—	(470,000)	(47,813)
Redemption of Telkomsel’s notes	(504,101)	(780,565)	(79,406)
Proceeds from long-term borrowings	2,386,748	569,995	57,985
Repayments of long-term borrowings	(5,734,156)	(1,723,126)	(175,293)
Repayments of promissory notes	(40,008)	(164,186)	(16,703)
Repayments of obligations under capital leases	—	(5,643)	(574)

Net Cash Used in Financing Activities	(6,904,865)	(8,339,351)	(848,358)

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(451,498)	550,616	56,013

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	213,149	(32,055)	(3,261)

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	5,094,472	4,856,123	494,011

CASH AND CASH EQUIVALENTS AT END OF YEAR	4,856,123	5,374,684	546,763

See accompanying notes to consolidated financial statements, which form an integral part of the consolidated financial statements.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2005
(Figures in tables are presented in millions of Rupiah and thousands of United States Dollars)

	2004	2005
	Rp	Rp	US$ (Note 3)
SUPPLEMENTAL CASH FLOW INFORMATION

Noncash investing and financing activities:
Payment of insurance premium through the incurrence of long-term debt	11,658	—	—
Acquisition of minority interest through the issuance of Promissory Notes	126,692	—	—
Acquisition of business through the incurrence of long-term liability	3,257,566	—	—
Acquisition of property, plant and equipment through capital leases	—	257,380	26,183
See accompanying notes to consolidated financial statements which are an integral part of the consolidated financial statements.